Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES NORMAL COURSE ISSUER BID

Company to Repurchase up to 5% of Issued and Outstanding Common Shares

Vancouver, British Columbia – August 26, 2011 - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) today announced that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s notice of its intention to make a normal course issuer bid (the “Bid”) to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 24, 2011.  Purchases pursuant to the bid will be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”).  The period of the Bid will begin on September 1, 2011 and will continue until August 31, 2012 or an earlier date should the Company complete its purchases.

Pan American will pay the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  All common shares acquired by the Company under the Bid will be cancelled and purchases will be funded out of Pan American’s working capital.  Although the Company has a present intention to acquire its common shares pursuant to the Bid, it is not obligated to make any purchases.  Pan American has not acquired any of its own common shares within the past 12 months.

As at August 24, 2011, the number of Pan American’s issued and outstanding common shares totaled 107,910,802.  In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this normal course issuer bid will be 77,639 common shares, which is 25% of the average daily traded volume for the Company’s common shares on the TSX for the six months ended July 31, 2011.  In accordance with the rules of NASDAQ, the maximum daily purchases on NASDAQ under this normal course issuer bid will be 25% of the average daily traded volume for the Company’s common shares in the four weeks preceding the day on which the purchases are to be made.

Pan American is undertaking the Bid because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the Bid.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

About Pan American

Pan American’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina and is the operator of the La Preciosa development project in Durango, Mexico.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com